United States securities and exchange commission logo





                              June 13, 2022

       Michael Sonnenshein
       Chief Executive Officer
       Grayscale Zcash Trust (ZEC)
       290 Harbor Drive, 4th Floor
       Stamford, CT 06902

                                                        Re: Grayscale Zcash
Trust (ZEC)
                                                            Registration
Statement on Form 10
                                                            Filed May 5, 2022
                                                            File No. 000-56433

       Dear Mr. Sonnenshein:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Exhibit 99.1

       General

   1. Please disclose as of a recent date the percentage of the total circulating supply of ZEC held by the Trust, and
discuss any material risks associated with the size of the Trust's position. Please also
discuss whether this percentage ownership will allow the Trust or the Sponsor to
participate in or otherwise influence the development of the Zcash
                                                        Network.
   2. Please provide us with your analysis that ZEC is not a security under Section 2(a)(1) of the Securities Act.
 Michael Sonnenshein
FirstName  LastNameMichael
Grayscale Zcash Trust (ZEC) Sonnenshein
Comapany
June       NameGrayscale Zcash Trust (ZEC)
     13, 2022
June 13,
Page 2 2022 Page 2
FirstName LastName
Overview
The Trust and the Shares, page 4

3. Please summarize here Zcash's selective privacy-preserving features. In addition, please revise here to include quantitative disclosure comparing the speed of the Zcash
         Network's block production with the speed of the Bitcoin Network's block production.
         Also disclose here that Zcash is the 68th largest crypto asset by market capitalization as of
         December 31, 2021 as tracked by CoinMarketCap.com. In this regard, we note your disclosure on page 24.
4. We note your disclosure that the Equihash algorithm facilitates mining without "top end resources." Please revise to clarify what you consider to be "top end resources."
5. Please revise to include a discussion of the fact that ZEC has seen limited use and acceptance by the market for its primary purpose, and expand the first complete risk factor on page 14 to describe more fully the limited use and acceptance of ZEC for its primary purpose. In this regard, we note your disclosure on page 58.
Summary of Risk Factors, page 9

6. Please revise the first complete bullet point on page 10 to state that it is currently believed that certain mining pools may have exceeded the 50% hashrate threshold on the Zcash
         Network.
Digital assets may have concentrated ownership and large sales, page 15

7. We note your disclosure on page 15 that "as of December 31, 2021, the largest 100 wallets held approximately 47.9% of the ZEC in circulation." Given the privacy-enhancing features of ZEC, please disclose whether there is any uncertainty in measuring the concentration of ZEC, and if so, disclose the nature of such uncertainty.
Risk Factors
Risk Factors Related to Digital Assets
Digital assets networks face significant scaling challenges, page 15

8. Please disclose the range of transaction fees on the Zcash Network and any decreases in settlement speeds.
If the digital asset award for mining blocks and transaction fees, page 16

9. Please discuss here or in a new risk factor how the rate of ZEC creation, which is halved every four years, and how the block reward, which is distributed such that 20% of a block reward goes to the Electric Coin Company, to the Zcash Foundation, and for grants determined by the Foundation, could impact transaction fees or transaction times or tell us why you believe this is not necessary.
 Michael Sonnenshein
FirstName  LastNameMichael
Grayscale Zcash Trust (ZEC) Sonnenshein
Comapany
June       NameGrayscale Zcash Trust (ZEC)
     13, 2022
June 13,
Page 3 2022 Page 3
FirstName LastName
A temporary or permanent "fork" could adversely affect the value of the Shares, page 17

10. Please expand this risk factor to address Zclassic's hard fork from Zcash, including the price of Zcash both before and after the fork.
The cryptography used to enhance the privacy of transactions, page 20

11. Please expand your discussion of the potential risks associated with Zcash's privacy features being misused for money laundering or other illicit purposes and the effect that such activities could have on the value of Zcash and therefore on the Trust's shares to include disclosure addressing potential criminal or civil suits or the removal of Zcash from crypto asset exchanges, as took place on Coinbase UK and Bittrex. Competition from the emergence or growth of other digital assets, page 24

12. We note your disclosure on page 24 that ZEC is currently supported by fewer "regulated exchanges" than more established digital assets, such as Bitcoin and Ether. Please clarify what you mean by "regulated exchanges."
Risk Factors Related to the Trust and the Shares
The Trust Agreement includes provisions that limit shareholders' voting, page
32

13. We note your disclosure on page 32 that the derivative actions provision in the Trust
         Agreement does not apply to claims under the federal securities laws and the rules and regulations thereunder, but Section 7.4 of your Trust Agreement in
Exhibit 4.1 is silent as
         to whether the provision applies to claims under the Securities Act or Exchange Act.
         Please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. The Sponsor is solely responsible for determining the value, page 33

14. We note your disclosure on page 54 that on February 1, 2022 the Index Provider and the
         Sponsor entered into the Index License Agreement. If material, please disclose how the use of the the Index Price under the current agreement impacted the Trust and investors as compared to the methodology used under the prior agreement.
Risks Factors Related to the Regulation of the Trust and the Shares
A determination that ZEC or any other digital asset is a "security", page 35

15. We note your disclosure on page 35 that the SEC staff has indicated that the security status of a particular digital asset can change over time as the relevant facts evolve and your disclosure on page 36 that the Sponsor acknowledges that ZEC may in the future be found by the SEC or a federal court to be a security notwithstanding
the Sponsor   s
         conclusion that ZEC is not a security. Please revise here to clarify that ZEC, based on the relevant facts as they exist today, may be a security under the federal securities laws.
 Michael Sonnenshein
FirstName  LastNameMichael
Grayscale Zcash Trust (ZEC) Sonnenshein
Comapany
June       NameGrayscale Zcash Trust (ZEC)
     13, 2022
June 13,
Page 4 2022 Page 4
FirstName LastName
16.      We note your disclosure on page 37 regarding the impact of the SEC   s
complaint against
         the promoters of XRP alleging that they raised more than $1.3 billion through XRP sales that should have been registered under the federal securities laws but were not. Please
         expand your discussion of the impact of the SEC   s action against the
promoters of XRP to
         disclose that the Sponsor subsequently terminated and liquidated the Grayscale XRP Trust
         (XRP).
Regulatory changes or actions in foreign jurisdictions, page 38

17. We note your disclosure on page 38 that "[f]oreign laws, regulations or directives may conflict with those of the United States and may negatively impact the acceptance of one or more digital assets by users, merchants and service providers outside the United States and may therefore impede the growth or sustainability of the digital asset economy in . . .
         Russia . . ., or otherwise negatively affect the value of ZEC." Please disclose whether
         Russia's invasion of Ukraine has impacted the value of ZEC or the trading volume of
         ZEC.
Overview of Zcash
Introduction to ZEC and the Zcash Network, page 47

18. We note your description on page 47 of ZEC as a "derivative" of Bitcoin. Please provide a clearer description of the relationship between Zcash and Bitcoin, including by explaining the basis on which ZEC is derived from Bitcoin. As part of your description please explain the differences between ZEC being a "derivative" of Bitcoin and other crypto assets being a hard fork of another crypto asset.
The Index and the Index Price, page 53

19. We note your disclosure on page 54 that the Sponsor entered into the Index License
         Agreement with the Index Provider on February 1, 2022. Please disclose the agreement that preceded the current Index License Agreement. To the extent that the quantitative disclosure throughout regarding the Sponsor's calculation of the Trust's Digital Asset
         Holdings are based upon a different methodology than the one used in the current Index
         License Agreement, please explain the material differences between how the index price under the previous license agreement was calculated and how the current Index Price is calculated, and explain the reason for terminating the previous agreement and entering into the present Index License Agreement.
20. Please confirm that you have provided a materially complete description of the Index
         Price methodology.
Forms of Attack Against the Zcash Network, page 57

21. We note your description on page 57 of a counterfeiting vulnerability discovered in Zcash which would have, if discovered, allowed a third party to mint fake Zcash. Given that the process of creating additional Zcash involves verification on a blockchain, please describe
 Michael Sonnenshein
Grayscale Zcash Trust (ZEC)
June 13, 2022
Page 5
         further the means by which Zcash could be counterfeited.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Ben Phippen at 202-551-3697 or Amit Pande, Accounting Branch
Chief, at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Wall at 202-551-4162 or Sonia Bednarowski at
202-551-3666 with any other questions.



FirstName LastNameMichael Sonnenshein                       Sincerely,
Comapany NameGrayscale Zcash Trust (ZEC)
                                                            Division of
Corporation Finance
June 13, 2022 Page 5                                        Office of Finance
FirstName LastName